THE LAW OFFICE OF JILLIAN SIDOTI
PO BOX 890334 Temecula, CA 92589	(323) 799-1342 (951) 224-6675 www.jilliansidoti.com

March 8, 2011

Tom Kluck
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re: Acquisition Capital Group, Inc.
Amendment No.1 to Registration Statement on Form S-11
Filed April 28, 2010
File No. 333-165134

Dear Mr. Kluck,

Please see the answers to your comments, below.

1.
We note your response to comment 1 in our letter dated May 21, 2010; however, we were unable to locate the disclosure required by Item 3(b) of Form S-ll. Please revise to include the previously requested disclosure or advise.

We have added this paragraph:

Some of our Risk Factors include:

•	We were recently incorporated and have limited operating history.
•	We are highly dependent on our officers and directors.
•
Subscribers will have limited control in our company. Of our stock being offered, subscribers will own 1.5% of our total authorized shares and only 23% of outstanding shares if all shares under this offering are sold.

•	We will require additional financing outside of this offering in order for our operations to be successful.
•	Our offering price is arbitrary and does not reflect the book value of our stock.
•	Investment in real estate is speculative and we will be highly dependent on the performance of the real estate market.
•	If we are to invest in joint ventures, conflicts may arise.

2.
We reissue comment 2 in our letter dated May 21,2010. Your disclosure the prospectus cover page continues to imply that you may sell at prevailing market prices once the shares become quoted on the OTCBB or traded on an exchange. Please revise, as previously requested, to clarify that you will sell shares only at the fixed offering price of $0.30 per share for the duration of the offering. See Rule 415 ofRegulation C.

THE LAW OFFICE OF JILLIAN SIDOTI
PO BOX 890334 Temecula, CA 92589	(323) 799-1342 (951) 224-6675 www.jilliansidoti.com

We have removed the following language to comply with this comment:

“….until such time as the shares of common stock become traded on the Over The Counter Bulletin Board operated by NASDAQ or another exchange”

Table of Contents, page 5

3.	Please revise your table of contents, as previously requested, so that the listed page numbers correspond accurately with thereferenced disclosure subheadings.

This has been updated.

Prospectus Summary, page 6

4.
 Please revise to eliminate unnecessary repetition from the summary. For example, much of the information you disclose in the summary is repeated in the business section on page 29. Also the summary should be brief and should not contain a detailed description of your business strategy. This detailed information is better suited for the body of the prospectus, such as the business section. Pleaserevise.

We have removed a large portion of this section that could be deemed repetitive in order to comply with this comment.

5.	Please disclose that the company does not own any properties.

We have added that the Company does not own any properties.

6.
We note your disclosurein the second paragraph on page 7 that "[w]e may participate in the following business activities, [to] [buy and sell performing and non-performing commercial property." Primarily multifamily properties ...." Multi-family properties are generally not considered commercial property. Please revise or advise. Also revise accordingly the business section.

In the summary, we have removed anything repetitive, including this language per comment #4. Throughout the rest of the document, we have distinguished between commercial and multi-family properties.

7.
Refer to the first bulleted list on page 7 regarding potential business activities. Please briefly explain here and in greater detail in the business section how yourstrategy to purchase "non performing commercial property" aligns with yourmore general objective to purchase cash flow positive assets.

According to comment #4, you have asked us to remove anything repetitive from this section. Therefore, this has been removed from this section, but updated in the business section.

We have added the following “We believe that the company would be able to successfully purchase both types of properties as the Company can add value to non-performing assets to turn them into cash flowing properties.”

Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
March 7, 2011

8.
We note the first bulleted list on page 7 and the statement that you may invest in other publically traded real estate related companies through stock purchases. Inlight of this disclosure, please further explain in the "Investment Policies of theRegistrant" section, how you intend to operate your business in a manner that willpermit you an exemption from registrationand regulation under the InvestmentCompany Act of 1940. Please also revise to include the percentage of ownershipthat the company expects to hold in each acquired company.

The Investment Company Act applies to Investment Companies and Advisors. ACG is not an investment company. The definition of an Investment Company is defined under Section 3 of the Investment Company Act of 1940 and states:

Definitions.

1.	When used in this title, "investment company" means any issuer which--

A.	is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

B.	is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

C.
is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

ACG is not engaged primarily in trading or investing in securities. ACG’s primary purpose is to operate as a real estate investment company and not to invest in securities. The proposed investing activity as outlined in the S-11 registration statement would merely be a hedging activity and a way to utilize and save funds that are not currently able to be invested in properties.

Risk Factors, page 10

9.
We note that in several of your risk factors you make reference to "[y]our properties" and "your mortgage loans" We also note that other risk factorsrefer to your cash flows. Considering that you currently have no propertyholdings or any operating revenues, please review and revise the risk factornarratives under this subheading and elsewhere in this section to more accurately capture your specific risks. Please refer to Item 503(c) of Regulation S-K.

We have made multiple updates to imply “potential” acquisition and mortgages. We have also repetitively stated that we currently do not own any properties.

Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
March 7, 2011

Use of Proceeds, page 20
10.	Please update your disclosure in this section to accurately reflect whether yourpast offering expenses are reimbursable to your officers and directors.

We have added the following footnote:

(1)
The Officers of the Company have provided the capital to cover the offering expenses herein. They currently hold promissory notes and will not necessarily seek reimbursement of such expenses upon the receipt of offering proceeds. Details of the offering proceeds are herein provided to let a potential investor know the costs of this offering.

11.
Refer to your footnote 1 disclosure. We note your revised disclosure in the"Liquidity and Capital Resources" section on page 30 that you do not currently have any lending relationships in place. Please revise the disclosure in the"Liquidity and Capital Resources" section to clarify your source of financing thatlends to your belief that you would be able to establish financing on the termsreferenced in the use of proceeds section. Please also discuss alternatives formeeting your financing needs.

We are basing this belief on the past relationships of the officers and directors with banks such as TD Bank North and Bank of America and in accordance with their financing terms as expressed on their respective websites.

We are also basing our belief on the availability of financing based on the personal credit history of our officers and directors, the lending policies set forth by HUD and Fannie Mae, and the ability of a property’s individual income and expense sheet to give us the ability to obtain financing.

Plan of Distribution and Terms the Offering, page 23

12.	Please discuss whether the funds raised in the offering will be available to the company for use immediately after the sale of the securities.

Funds will be made immediately available to the Company for use after sale of the securities for the purposes of acquiring property.

Director, Executive Officers, Promoters , and Control Persons, page 25

13.	For each of the directors and executive officers, please revise your disclosure toprovide his/her business experience during the past years giving specific dates held in each position.

We made updates to Rex Jay Horwitz’s biography and to Lisa Desrosier’s biography to comply with this comment.

Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
March 7, 2011

Management's Discussion and Analysis of Financial Condition and Operations, page 36

14.	Please revise to describe the nature of your expenses for the period reported.

For the period ended December 31, 2009

There were no revenues for the period ended December 31, 2009. Expenses for the period ended December 31, 2009 were $8,350 and included expenses for professional fees, including the costs of our attorney and our auditor.

For the period ended October 31, 2010

There were no revenues for the period ended October 31, 2010. Expenses ended October 31, 2010 were $30,890. These expenses included seminars and education (approximately $7,500), filing fees ($1,966), and professional fees ($20,775).

Investment Policies of Registrant, page 38

15.
Please discuss here or in the "Liquidity and Capital Resources" section why you believe you will be able to secure financing to pursue such acquisitions, in light ofyour status as a developmental company and the current economic conditions.

Please see our response to comment number 11

We are basing this belief on the past relationships of the officers and directors with banks such as TD Bank North and Bank of America and in accordance with their financing terms as expressed on their respective websites.

We are also basing our belief on the availability of financing based on the personal credit history of our officers and directors, the lending policies set forth by HUD and Fannie Mae, and the ability of a property’s individual income and expense sheet to give us the ability to obtain financing.

Sales to Special Parties, page 64

16.
Considering that your promoters received shares of your common stock inexchange for cash, it is unclear why you have not provided disclosure regardingthose transactions as required Item 32 of Form S-11.

SALES TO SPECIAL PARTIES

Our Officers and Directors each received 1,000,000 shares of stock at a price of $.002 per share in exchange for services as officers and directors of the company.

Recent Sales of Unregistered Securities, page 64

17.
We note from your revised disclosure in the forepart of the prospectus that each ofthe named persons in this section purchased his/her respective securities for cash. Pleaserevise to state the aggregate offeringprice for the shares he or she purchased. Refer to Item 701 (c) of Regulation S-K.

We have updated the following:

In connection with organizing Acquisition Capital Group, Inc. on November 13, 2009, our officers and directors were each issued 1,000,000 shares of restricted common stock in exchange for $2,000 cash for startup expenses. This was a price of $.002 per share. All investors were either financially sophisticated or accredited and all had access to information regarding the company.

Name of Shareholder(1)	Number Of Shares	Aggregate Price
Rex Jay Horwitz	1,000,000	$2,000
Gail McCarthy	1,000,000	$2,000
Kimberly Harrington	1,000,000	$2,000
Margaret Graveline	1,000,000	$2,000
Lisa Desrosiers	1,000,000	$2,000
TOTAL	5,000,000	$10,000

Exhibit Index, page 66

18.	Please file the promissory notewith your five shareholders, which you discuss on page 37, as exhibits to your registration statement.

We have filed this.

Thank you for your time.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Counsel